SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Infinity Resources Holdings Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45672K 107

(CUSIP Number)

Brian S. Dick

6175 Main Street, Suite 420

Frisco, Texas 75034

(972) 464-0004

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert S. Kant, Esq.

Greenberg Traurig, LLP

2375 East Camelback Road, Suite 700

Phoenix, Arizona 85016

July 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45672K 107	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Brian S. Dick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,500,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,500,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,500,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.27% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 5,500,000 shares of Common Stock issuable upon conversion of a 7% convertible secured promissory note due July 16, 2016 in the principal amount of $11,000,000 held by the Reporting Person, calculated based on the conversion price of $2.00 per share.
(2)	Based on 95,807,463 shares of Common Stock outstanding on July 16, 2013.

CUSIP No. 45672K 107	Page 3 of 5

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”) of Infinity Resources Holdings Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1375 North Scottsdale Road, Suite 140, Scottsdale, Arizona 85257.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Brian S. Dick (the “Reporting Person”).

(b) The business address of the Reporting Person is 6175 Main Street, Suite 420, Frisco, Texas 75034.

(c) The Reporting Person is a director and the Chief Executive Officer and President of the Issuer. The address of the Issuer is 1375 North Scottsdale Road, Suite 140, Scottsdale, Arizona 85257.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person received 12,000,000 shares (the “Shares”) of Common Stock and a 7% convertible secured promissory note due July 16, 2016 in the principal amount of $11,000,000 (the “Note”) as partial consideration for 50% of the membership interests in Quest Resource Management Group, LLC, a Delaware limited liability company (“Quest”), pursuant to a Securities Purchase Agreement, dated July 16, 2013 (the “Agreement”), by and among the Issuer, Quest Resources Group, LLC, Brian Dick, and Jeff Forte. The Agreement was filed with the Securities and Exchange Commission on July 22, 2013 on a Current Report on Form 8-K. The transactions contemplated by the Agreement closed on July 16, 2013.

Item 4.	Purpose of the Transaction

The Reporting Person received the Shares and the Note in consideration for his ownership interest in Quest under the terms and conditions of the Agreement.

Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 45672K 107	Page 4 of 5

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 17,500,000 shares of Common Stock, which represent approximately 17.27% of the outstanding shares of Common Stock.

(b) The Reporting Person has the sole power to vote and sole power to dispose of 17,500,000 shares of Common Stock, which represent approximately 17.27% of the outstanding shares of Common Stock.

(c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. 45672K 107	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: July 24, 2013

/s/ Brian S. Dick
Brian S. Dick